Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Zhihu Inc. (together with its subsidiaries, the “Company”) hereby announces that a meeting of the Board will be held on Wednesday, June 12, 2024, for the purpose of considering and approving, inter alias, the unaudited financial results of the Company for the three months ended March 31, 2024 and its publication.

The Company’s management will hold an earnings conference call on Wednesday, June 12, 2024, at 7:00 A.M. U.S. Eastern Time or 7:00 P.M. Beijing/Hong Kong Time on the same day.

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10189533/fc960a34f7

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, May 27, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou and Mr. Dahai Li as executive directors of the Company, Mr. Zhaohui Li and Mr. Bing Yu as non-executive directors of the Company, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive directors of the Company.